SEC Mail Processing Section

NOV 29 2012

Washington DC 400



SECURITIES AND EXCHANGE COMMISSION

12062907

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response.......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-67006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 10/01/11 and ending 09/30/12

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
JSVC, LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
729 Elepaio Street
(No. and Street)

Honolulu	HI	96816
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Mark Mukai (808) 441-0002
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, middle name)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

DD 11/30

DD 12/17

OATH OR AFFIRMATION

I, **Mark Mukai**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of JSVC, LLC, as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

CEO, CFO, Manager
Title

L.S.

State: Hawaii
County: Honolulu

Notary Public

my commission June 14, 2016.

Date: 10/11/2012 # Pages: 1
Name: Dhonda K. Sagisi First Circuit
Doc. Description: Oath/Affirm JSVC, LLC
Notary Signature Date 10/11/12 Seal L.S.
NOTARY CERTIFICATION

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JSVC, LLC

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2012


DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Member of
JSVC, LLC

We have audited the accompanying statement of financial condition of JSVC, LLC as of September 30, 2012 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of JSVC, LLC as of September 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
November 12, 2012

JSVC, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2012

ASSETS

Cash	**$ 6,864**

MEMBER'S CAPITAL

MEMBER'S CAPITAL	**$ 6,864**

The accompanying notes are an integral part of this financial statement.

JSVC. LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED SEPTEMBER 30, 2012

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - JSVC, LLC (the "Company"), a limited liability company, was organized in the state of Delaware on October 24, 2003. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is private placements.

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with accounting principle generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - OPERATING AGREEMENT

Various terms, such as restrictions on changes in membership interest, etc., are contained in the operating agreement. At the current time, the managing member is the sole member of the Company. Therefore, any events initiated by the managing member should not be restricted by any terms contained in the operating agreement. However, those considering the purchase of membership interests in the Company should read the operating agreement prior to making such an investment.

NOTE 3 - INCOME TAXES

As a limited liability company with only one member, the Company has elected to file as a sole proprietorship for federal income tax purposes. Income taxes are therefore the responsibility of the sole member of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2008.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2012, the Company's net capital and required net capital were $6,864 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 0%.

NOTE 5 - RELATED PARTIES

The Company is affiliated through common ownership with Mark Mukai, a Law Corporation and Tre Kronor Smorgesbanken LLC (TKSB).

The sole member has provided administrative assistance and other services to the Company without reimbursement.